SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

( X ) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2005

OR

( ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

Commission file number of the issuer: 0-15734

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST
(Full title of plan)

REPUBLIC BANCORP INC.
1070 East Main Street
Owosso, Michigan 48867
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Financial Statements

Not Applicable.

Item 4.	ERISA Financial Statements

The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

Statements of Assets Available for Benefits as of December 31, 2005 and 2004; Statement of Changes in Assets Available for Benefits for the year ended December 31, 2005; Supplemental Schedules for the year ended December 31, 2005; and Report of Independent Registered Public Accounting Firm dated June 8, 2006

Attached as Exhibit 23 is a written Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.

REPUBLIC BANCORP INC.
TAX DEFERRED SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

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Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Assets Available for Benefits for the Year Ended
December 31, 2005	3

Notes to Financial Statements	4 - 9

Signatures	10

Supplemental Schedules for the Year Ended December 31, 2005:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default
or Classified as Uncollectible	N/A

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible	N/A

Schedule G, Part III - Schedule of Non-Exempt Transactions	N/A

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Schedule H, Line 4j - Schedule of Reportable Transactions	12

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statements of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 and schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, MI
June 8, 2006

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004

ASSETS

Investments, at fair value:
Guaranteed Investment Contracts	$268,122	$69,624
Republic Bancorp Inc. Common Stock
(3,061,619 and 3,031,716 shares at 12/31/05
and 12/31/04, respectively)	36,433,267	42,113,285
Mutual Funds	13,179,044	12,798,207
Pooled Separate Accounts	22,922,049	22,503,274
Loans to Participants	1,071,262	1,253,619
Total Investments	73,873,744	78,738,009
Participant contributions receivable	93,537	-
Employer contributions receivable	1,130	-

Assets Available for Benefits	$73,968,411	$78,738,009

See notes to financial statements.

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

Assets Available for Benefits, January 1, 2005	$78,738,009

Additions and net changes in fair value:
Participants’ contributions	4,111,393
Employer contributions, net of forfeitures	1,272,544
Dividends on Republic Bancorp Inc. stock	1,229,681
Interest income on loan fund	60,567
Net decrease in fair value of Republic Bancorp Inc. stock	(6,071,138)
Net appreciation in fair value of investments in mutual funds and pooled separate accounts	1,351,209

Total additions and net changes in fair value	1,954,256

Deductions:

Benefits paid to participants	(6,706,613)
Administrative fees	(17,241)

Total deductions	(6,723,854)

Net deductions	(4,769,598)

Assets Available for Benefits, December 31, 2005	$73,968,411

See notes to financial statements.

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.     PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the "Company"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

All employees of the Company are eligible to participate in the Plan. Beginning in January 2005, all new employees are automatically enrolled in the Plan with the employee contribution set at 2% of the employee’s annual compensation. Employees may subsequently elect to change their contribution amount or elect not to participate in the Plan. As of December 31, 2005 and 2004 there were approximately 1,071 and 1,144 active participants and 1,411 and 1,523 total participants in the Plan, respectively.

Participant contributions were limited to $14,000 for the year ended December 31, 2005, or such amounts as may be approved by the Internal Revenue Service. Beginning in 2002, if a participant was age 50 or older, participants were able to make elective contributions in addition to those described in the preceding sentence in order to increase retirement savings. The catch-up dollar limit for 2005 was $4,000. The Company contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. The Company does not match the catch-up contributions. The Company's contributions to the Plan are invested in the Republic Bancorp Inc. Common Stock Fund. The Company's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. For the Plan years ending December 31, 2005 and 2004, the amount of forfeited nonvested accounts used to reduce employer contributions totaled $92,035 and $401,668, respectively. At December 31, 2005, the total balance of forfeitures available to reduce future employer contributions was $140,098.

Participants’ investments in Republic Bancorp Inc. Common Stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in Republic Bancorp Inc. Common Stock with the Plan or receive the dividends as cash with their regular pay.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Participants direct the investment of their accounts, except non-participant directed investments in Republic Bancorp Inc. Common Stock, among investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account. Allocations are based upon the participant's account balances. Administrative fees represent loan fees and fees charged to Plan participants no longer with the Company. These fees are paid by Plan participants.

Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and all employer contributions would become fully vested.

At December 31, 2005, the Plan provided participants with the following 17 investment options:

Republic Bancorp Inc. Common Stock seeks long-term capital appreciation by investing entirely in the common stock of Republic Bancorp Inc.

The Principal Guaranteed Interest Accounts hold private-market bonds, commercial mortgages and mortgage-backed securities. All General Account assets, including reserves and assets, back up promises to all General Account customers. The Principal makes the guarantee.

American Century Ultra Fund seeks long-term capital growth. The fund typically invests in equities selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet management’s standards for earnings and revenue growth. The fund generally invests in securities of companies that have operated continuously for three or more years.

American Century Small-Cap Value Fund seeks long-term capital growth; income is a secondary objective. The fund normally invests at least 60% of assets in equity securities of U.S. companies with small market capitalizations. It may invest in foreign securities, convertible securities, corporate and government debt, and non-leveraged stock index futures contracts. The fund invests in companies that the advisor believes are undervalued by the market.

American Funds American Balanced Fund seeks capital preservation, current income, and long-term growth of capital and income. The fund normally invests in a broad range of equities, debt, and cash instruments. It typically maintains at least 50% of assets in equities and at least 25% in bonds. Fixed-income securities must be rated investment-grade at the time of purchase. The fund may invest up to 10% of assets in foreign securities. Management of the fund primarily seeks securities that it believes are undervalued and provide long-term opportunities.

Fidelity Advisor Mid-Cap Fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in companies with medium market capitalizations. These companies generally have market capitalizations that fall within the range of the S&P MidCap 400 Index. The fund may invest the balance of assets in other types of securities and in issuers of other sizes.

Principal Money Market Separate Account primarily invests in high quality, short-term money market instruments. The portfolio will have an average maturity of no more than 90 days.

Principal High Quality Short-term Bond Separate Account seeks current income. The fund invests primarily in high quality, short-term fixed-income securities, such as U.S. government debt, mortgage-backed securities, taxable municipal obligations and other debt rated BBB or higher. The fund seeks to maintain an average maturity of not more than 4 years.

Principal Bond & Mortgage Separate Account invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities. Value is added primarily through sector allocation and security selection.

Principal Large-Cap Stock Index Separate Account primarily invests in common stocks of those companies listed in the S&P 500 Stock index.

Principal Partners Large-Cap Blend Separate Account seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalizations similar to companies in the S&P 500 Index. Management of the fund looks at stocks with value and/or growth characteristics and constructs an investment portfolio that is a “blend” of stocks with these characteristics. The fund may invest up to 25% of its assets in foreign securities.

Principal Partners Large-Cap Value Separate Account seeks long-term growth of capital. The fund invests primarily in undervalued equity securities of large capitalization companies that the sub-advisor believes to offer above-average potential for growth in future earnings. The fund normally invests at least 80% of its assets in companies with market capitalizations similar to companies in the Russell 1000 Value Index. The fund may invest up to 25% of its assets in foreign securities.

Russell LifePoints Aggressive Strategy Separate Account seeks long-term capital appreciation and low levels of current income. The fund invests in other Frank Russell Investment Management Co. funds. This fund pursues its investment objectives by investing in the following underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Real Estate Securities fund, and Emerging Markets fund.

Russell LifePoints Balanced Strategy Separate Account seeks moderate levels of current income and long-term capital appreciation. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Diversified Bond fund, Multistrategy Bond fund, Real Estate Securities fund, and Emerging Markets fund.

Russell LifePoints Conservative Strategy Separate Account seeks high levels of current income and, secondarily, capital appreciation. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Quantitative Equity fund, International Securities fund, Diversified Bond fund, Real Estate Securities fund, Short Duration Bond fund.

Russell LifePoints Equity Aggressive Strategy Separate Account seeks long-term capital appreciation. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Multistrategy Bond fund, Real Estate Securities fund, and the Emerging Markets fund.

Russell LifePoints Moderate Strategy Separate Account seeks long-term capital appreciation and high levels of current income. The fund invests in other Frank Russell Investment Management Co. funds. The fund pursues its investment objectives by investing in these underlying funds: Frank Russell’s Diversified Equity fund, Special Growth fund, Quantitative Equity fund, International Securities fund, Diversified Bond fund, Short Duration Bond fund and Real Estate Securities fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the plan year. Investments in guaranteed investment contracts, none of which are fully benefits-responsive, are carried at fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Terminated Participants: As of December 31, 2005 and 2004, account balances of participants who had terminated employment with the Company totaled $19,386,376 and $24,037,947, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 2005 and 2004, no participants had elected to withdraw from the Plan and not been paid.

3.    TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2002, stating that the written form of the underlying plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.    RISKS AND UNCERTAINTIES

The Plan invests in various investment options. These investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.    INVESTMENTS

The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are included in the Republic Bancorp Inc. common stock fund.

	December 31,
	2005		2004
Guaranteed Investment Contracts:
Principal Guaranteed Interest Accounts	$268,122		$69,624

Common Stock:
Republic Bancorp Inc.	36,433,267	*	42,113,285	*

Mutual Funds:
American Century Ultra Fund	6,395,831	*	7,212,041	*
American Century Small-Cap Value Fund	1,957,542		1,264,666
American Funds American Balanced Fund	3,224,402		3,277,959
Fidelity Advisor Mid-Cap Fund	1,601,269		1,043,541
	13,179,044		12,798,207
Pooled Separate Accounts:
Principal Money Market Separate Account	4,473,248	*	5,036,429	*
Principal High Quality Short-term Bond Separate Account	338,575		349,769
Principal Bond and Mortgage Separate Account	2,583,075		2,689,916
Principal Large-Cap Stock Index Separate Account	5,027,222	*	5,145,246	*
Principal Partners Large-Cap Blend Separate Account	1,087,486		906,185
Principal Partners Large-Cap Value Separate Account	7,407,582	*	7,340,100	*
Russell LifePoints Aggressive Strategy Separate Account	519,894		399,457
Russell LifePoints Balanced Strategy Separate Account	422,261		274,306
Russell LifePoints Conservative Strategy Separate Account	88,518		49,664
Russell LifePoints Equity Aggressive Strategy Separate Account	827,181		250,445
Russell LifePoints Moderate Strategy Separate Account	147,007		61,757
	22,922,049		22,503,274

Loans to Participants	1,071,262		1,253,619

Total Investments	$73,873,744		$78,738,009

6.    INVESTMENT IN REPUBLIC BANCORP INC.

The Republic Bancorp Inc. Common Stock investment is the only investment with non-participant directed contributions. Activity for this fund is as follows for the year ended December 31, 2005.

	Non-Participant	Participant
	Directed	Directed	Total
Investment Balance at January 1, 2005	$22,314,085	$19,799,200	$42,113,285
Participant contributions received	-	503,694	503,694
Employer contributions received	1,272,544	-	1,272,544
Net decrease in fair value	(3,208,640)	(2,862,498)	(6,071,138)
Dividend income	651,116	578,565	1,229,681
Benefits paid to participants	(1,672,797)	(917,440)	(2,590,237)
Net transfers to other funds	(72,243)	55,850	(16,393)
Administrative fees	(4,905)	(3,264)	(8,169)
Investment Balance at December 31, 2005	$19,279,160	$17,154,107	$36,433,267

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS
PLAN AND TRUST

REPUBLIC BANCORP INC.
Plan Administrator

Date: June 22, 2006	By: /s/ Travis D. Jones
Travis D. Jones, as Agent

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

	Units/	Current Fair
Description	Shares	Value
* Republic Bancorp Inc. Common Stock (cost $33,558,454)	3,061,619	36,433,267
American Century Ultra Fund	215,493	6,395,831
American Century Small-Cap Value Fund	203,276	1,957,542
American Funds American Balanced Fund	181,452	3,224,402
Fidelity Advisor Mid-Cap T Fund	65,977	1,601,269
* Principal Guaranteed Interest Accounts	268,122	268,122
* Principal Money Market Separate Account	109,831	4,473,248
* Principal High Quality Short-term Bond Separate Account	24,359	338,575
* Principal Bond and Mortgage Separate Account	3,865	2,583,075
* Principal Large-Cap Stock Index Separate Account	112,057	5,027,222
* Principal Partners Large-Cap Blend Separate Account	100,696	1,087,486
* Principal Partners Large-Cap Value Separate Account	545,423	7,407,582
Russell LifePoints Aggressive Strategy Separate Account	37,167	519,894
Russell LifePoints Balanced Strategy Separate Account	28,934	422,261
Russell LifePoints Conservative Strategy Separate Account	6,324	88,518
Russell LifePoints Equity Aggressive Strategy Separate Account	60,769	827,181
Russell LifePoints Moderate Strategy Separate Account	10,333	147,007
* Loans to 132 participants against their individual account
balances (with interest rates ranging from 5.00% to 10.50%)	1,071,262	1,071,262

Total		$73,873,744

* Party in interest

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2005

				Current
				Value on
	Purchase	Selling	Cost of	Transaction	Net Realized
Asset Description	Price	Price	Asset	Date	Gain/(Loss)

Category (iii) Series of Transactions:

Republic Bancorp Inc.
Common Stock

Purchases	$9,004,671		$9,004,671	$9,004,671

Sales		$4,933,281	$3,847,643	$4,933,281	$1,085,638

The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.

There were no category (i), (ii) or (iv) reportable transactions during 2005. Columns (e) - Lease Rentals, and (f) - Expense Incurred with Transaction, have not been presented as this information is not applicable.